

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2015

Via E-mail
Brett Roper
Chief Operating Officer
Medicine Man Technologies, Inc.
13791 E. Rice Place, Suite 107.
Aurora, CO 80015

> **Re: Medicine Man Technologies, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 2, 2015**
> **File No. 333-203424**

Dear Mr. Roper:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 11, 2015 letter.

Description of Business

Description of Services/Pricing, page 26

1.   We reissue comment 11 in our letter dated May 11, 2015 in part. We note your reference in this section to having provided "all or parts of the above services to various clients." However, it remains unclear from your revised disclosure the specific services that you have provided historically. Please revise to more specifically discuss the services provided in connection with the respective fees collected. Please also revise to better discuss the services you provide in connection with the construction of new facilities as well as services rendered in connection with dispensary design. You also make reference to the "boundaries of [y]our services offering." Please revise to explain this statement in greater detail.

2.	Please detail the services you plan to provide in connection with the $450,000 of new work in 2015. Please also outline all material terms of your executed contracts.

3.	We note your revisions in response to comment 19 in our letter dated May 11, 2015. Please expand your disclosure to describe the role you undertake as an onsite consulting and design services provided during construction.

4.	Please revise in this section to discuss your cultivation protocols management system.

5.	Please revise to discuss whether you or any of your clients are currently distributing the medicinal and/or recreational products or advise.

Financial Statements, beginning on page F-1

6.	We note that the report of the independent accountant on page F-3 references Note 3 in connection with the restatement of the company's financial statements. We also note that this amendment to the registration statement has two Note 3's in the audited financial statements and that neither of them speaks specifically to the restatement. Please revise to include the disclosure requirements of ASC 250-10-50 for the correction of an error. Also, please revise MD&A to provide a discussion of the restatement and identify the information in the selected financial data section as restated, as appropriate.

Note 2. Capital Stock, page F-9

7.	We have reviewed your responses to comments 13 and 27. Please address the following:

	•	Please provide us a description of the services provided in each of the issuances identified in this note.

	•	Please tell us why you believe par value was the appropriate value to ascribe to shares issued for services and how you considered the requirements of ASC 505-50-30.

Note 3. Capital Stock, page F-17

8.	It appears the issuances identified in this note do not mirror in those in Note 2 on page F-9. Please revise accordingly and ensure that this note includes the same level of detail as Note 2.

Part II. Information Not Required In Prospectus

Item 15. Recent Sales of Unregistered Securities, page II-1

9.	We reissue comment 29 in our letter dated May 11, 2015 in part. For each transaction, please revise to state clearly the rule or section of the Securities Act under which the

Brett Roper
Medicine Man Technologies, Inc.
June 26, 2015
Page 3

exemption from registration is claimed and describe in greater detail the facts relied upon to make the exemption available.

<u>Exhibit 23.1</u>

10.   Please refer to prior comment 30. We note the exhibit references a report date of April 13, 2015 while the report included in the registration statements is dated April 1, 2015 with a dual date of May 28, 2015. Please revise the exhibit or the report, as appropriate, to reference the correct dates. The exhibit should reference the issuance date and the dual date, as appropriate.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Andrew I. Telsey, Esq.
       Andrew I. Telsey, P.C.